UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Kang Xin
Name:	Kang Xin
Title:	Company Secretary
Dated: January 30, 2008

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated January 29, 2008, entitled “2008 Business Strategy”.
99.2	Press release dated January 29, 2008, entitled “Rapid Production Growth & New Projects To Be 2008 Highlights For CNOOC Ltd.”

Exhibit 99.1

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

2008 Business Strategy

In line with its policy of keeping the market informed of its activities, the Company announces a summary of its business strategy and development plan for the year 2008.

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on June 29, 2007.

In line with its policy of keeping the market informed of its activities, CNOOC Limited (the “Company”) announces a summary of its business strategy and development plan for the year 2008.

The total targeted net production of the Company in 2008 is 195-199 million barrels of oil equivalent (BOE) (assuming with WTI at US$70.0/barrel). The Company’s net production for 2007 is estimated to be 169-171 million BOE (with WTI at US$72.2/barrel).

During the year, ten new projects are expected to come on stream, including major projects in offshore China such as platforms B, D, E of Penglai 19-3 phase Ⅱ, Wenchang oilfields and Xijiang 23-1.

In 2008, the Company will further enhance its exploration activities. The Company’s exploration program will continue to focus in offshore China, where more drilling activities and seismic data collection will be conducted during the year. In the meantime, the Company and its PSC partners will organize exploration campaigns aiming at the deepwater blocks. The Company expects to achieve a reserve replacement ratio (RRR) of over 100% in 2008.

In 2008, the Company’s total capital expenditure is expected to increase to US$5.24 billion, representing an increase of approximately 43.7% year on year. Due to the intensive exploration and development activities, the Company’s exploration capital expenditure is anticipated to reach US$1.04 billion while capital expenditure on development activities is expected to increase to US$4.15 billion. The Company expects that these capital expenditures will provide strong support to its growth in 2008 and in the next few years.

1

As at the date of this announcement, the board of directors comprises the following:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Evert Henkes Lawrence J. Lau Tse Hau Yin, Aloysius

By Order of the Board CNOOC Limited Kang Xin Company Secretary

Hong Kong, 29 January 2008

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on June 29, 2007.

2

Exhibit 99.2

中國海洋石油有限公司
CNOOC LIMITED

FOR IMMEDIATE RELEASE

Rapid Production Growth & New Projects
To Be 2008 Highlights For CNOOC Ltd.

 (Hong Kong, January 29, 2008) - CNOOC Limited (the "Company" or “CNOOC Ltd.”; NYSE “CEO”, SEHK “883”) today announced its business strategy and development plan for year 2008.

The targeted net production of CNOOC Ltd. in 2008 is 195-199 million barrels of oil equivalent (BOE) (with WTI at US$70.0/barrel), compared with the estimated net production of 169-171 million BOE (with WTI at US$72.2/barrel) for 2007.

During the year, ten new projects are expected to come on stream, including major offshore China projects such as platform B, D, E of Penglai 19-3 phase II, Wenchang oilfields and Xijiang 23-1.

In 2008, carrying on the exploration successes in 2007, the Company will further enhance its exploration activities. The Company’s exploration program will continue to focus on offshore China, where more drilling activities and seismic data collection work will be conducted during the year. In the meantime, the Company and its PSC partners will organize exploration campaigns aiming at the deepwater blocks. The Company expects to achieve a reserve replacement ratio (RRR) of over 100% in 2008.

In 2008, the Company’s total capital expenditure is expected to increase to US$5.24 billion, representing an increase of 43.7% year on year. Due to the intensive exploration and development activities, the Company’s exploration capital expenditure is anticipated to reach US$1.04 billion while capital expenditure on development activities is expected to increase to US$4.15 billion. The Company expects that these capital expenditures will provide strong support to its reserves and production growth in 2008 and in the next few years.

“We will take advantage of the high oil price environment and speed up our operations. We will also maintain the prudent financial discipline in the face of industry cost escalations, in order to continue a sustainable and profitable growth,” Mr. Yang Hua, Executive Vice President and CFO of the Company commented.

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Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company said,” For CNOOC Ltd. 2008 is a new exciting year with rapid growth in production. I am confident that with new projects and active exploration and development programs, the quality and quantity of our assets will be further optimized, bringing better return for the shareholders.”

- End -

Notes to Editors:
More information about the Company is available at http://www.cnoocltd.com.
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More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on June 29, 2007.

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For further enquiries, please contact:

Mr. Xiao Zongwei General Manager of Investor Relations Department CNOOC Limited Tel: +86-10-8452-1646 Fax: +86-10-8452-1441 E-mail: xiaozw@cnooc.com.cn	Ms. Carol Wong Account Manager Ketchum Hong Kong Tel: +852-3141-8098 Fax: +852-2510-8199 E-mail: carol.wong@knprhk.com

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